TTBD, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 84,399
Adjustments to reconcile net income to net cash provided by operating activities — changes in:	
Accounts payable and accrued expenses	2,683
Prepaids and deposits	928
Accounts receivable	(6,588)
Related party payable to Trading Technologies International, Inc.	(39,083)
Net cash provided by operating activities	42,339
NET INCREASE IN CASH	42,339
CASH — Beginning of year	137,649
CASH — End of year	$ 179,988

See notes to financial statements.